Bryan T. Allen
Direct (801) 257-7963
ballen@parrbrown.com

May 28, 2010

SEND VIA FEDERAL EXPRESS AND
EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Attn: Jay Ingram
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D. C. 20549

Re:	Altair Nanotechnologies Inc. Response to SEC Comments regarding Registration Statement on Form S-4 Filed April 16, 2010 File No. 333-166140

Dear Mr. Ingram:

We received your letter dated May 7, 2010 relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), and are assisting Altair Nanotechnologies Inc. (the “Company”) in responding thereto.  All responses set forth herein are on behalf, and based upon information provided by, the Company.

To assist the staff of the Commission in completing its review of the responses to the comments contained in your letter as they relate to the Registration Statement, the comments from your letter are quoted below in italics and are followed in each case by the Company’s response thereto.  We have also included with the Federal Express version hereof a copy of EDGAR-marked version of the Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company has filed with the SEC on EDGAR, and a redline comparison against the original filing.   All pages references herein are to the EDGAR-marked version of Amendment No. 1.

The Company’s responses to the specific comments are set forth below.

General

1.
Please consider the applicability of Ru1e 415 to the subject offering and provide us with your views. If you conclude that Rule 415 applies, provide the undertakings required Item 512(a) of Regulation S-K.

Response: After review, the Company has added the undertakings required by Item 512(a) of Regulation S-K beginning on page II-9 of Amendment No. 1.

United States Securities and Exchange Commission
May 28, 2010

2.
Please confirm that after an entity governed by Nevada law is created in this transaction, the newly-created Nevada entity will: (i) file a post-effective amendment to this registration statement expressly adopting such statements, as its own registration statement for all purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934, (ii) such amendment will become effective before securities governed by Nevada law are exchanged for-securities governed by Canada law. Refer generally to Interpretation 611.03 of the Division’s Securities Act Rules Compliance and Disclosure Interpretations.

Response:  The Company confirms that after its incorporation as a Nevada corporation, Altair Nanotechnologies Inc. (“Altair Nevada”) will file a post-effective amendment to this registration statement expressly adopting such statement as its own registration statement for all purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934 and have added language to that effect on the bottom of the cover page and on page 26 of Amendment No. 1.  As to your request that the Company confirm that such amendment will become effective before securities governed by Nevada law are exchanged for securities governed by Canada law, the Company has examined Interpretation 611.03 of the Division’s Securities Act Rules Compliance and Disclosure Interpretations as well as Rule 414 under the Securities Act to which Interpretation 611.03 references by analogy; however, the Company is unable to confirm that the post-effective amendment will become effective before the securities governed by Nevada law are exchanged for securities governed by Canada law for the following reasons.   Under the Nevada law governing domestications, the articles of domestication and the articles of incorporation for Altair Nevada are required to be filed at the same time.   (The approval of the Director appointed under the Canada Business Corporation Act happens the same day, once the Director has received proof of the Nevada filing).   The filing of the articles of domestication, without any action on the party of any person, automatically causes the common shares of Altair Canada to become shares of common stock of Altair Nevada.   Given the requirement of the domestication statute for simultaneous filing, there is no time before the filing of the article of incorporation, which creates Altair Nevada, and the effective time of the domestication, which automatically converts the shares.    This process seems consistent with Interpretation 611.03, which merely requires a post effective amendment adopting the registration statement at the time of formation.

Cover Page

3.	Please revise the cover to include the information required by Item 501(b)(2) of Regulation S-K.

Response:  The cover page has been revised to indicate that Common Shares are at issue under the Registration Statement.

United States Federal Income Tax Considerations, page 39

4.
Please clearly indicate that the discussion of the US material federal income tax consequences of the transaction is the opinion of Parr Brown Gee & Loveless. In locations where you state “we believe. . .”, please ensure that the relevant statement regarding the material tax consequence is attributed to counsel.

Response:  The discussion of United Statements federal income tax considerations has been revised to indicate those portions of the discussion that are the opinion of Parr Brown Gee & Loveless, PC.  We refer you to the discussion beginning on page 39 of Amendment No. 1.

5.
We note the statement in the first paragraph- indicating that the disclosure covers “certain” material United States federal income tax consequences of the transaction. Please revise your disclosure to indicate, if true, that the discussion covers all material federal income tax consequences.

Response:  The first paragraph in the discussion of the United States federal income tax consequences beginning on page 39 of Amendment No. 1 has been revised to indicate that the discussion sets forth the opinion of Parr Brown Gee & Loveless, PC as to the material United States federal income tax consequences of the domestication transaction to the Company and the holders of its common shares.

6.
Revise to remove the word “generally’ wherever it appears. Use of the term may imply that investors cannot rely on the disclosure. Alternatively, describe the basis for any uncertainty of the federal income tax consequences for United States holders.

Response:  The Company has revised the discussion of the United States federal income tax consequences beginning on page 39 of Amendment No. 1 to remove the word “generally” wherever it appears.

United States Securities and Exchange Commission
May 28, 2010

Canadian Federal Income Tax Consequences, page 45

7.
Please clearly state that the discussion of the Canadian material federal income tax considerations of the transaction is the opinion of Cassels Brock & Blackwell LLP. Please remove statements that indicate that the disclosure is a “summary,” “general” description, or non-exhaustive discussion of the Canadian federal income tax considerations.

Response:  The Company has revised the discussion of the Canadian material federal income tax considerations to reflect that the discussion is the opinion of Cassels Brock & Blackwell LLP.  The Company has removed statements that indicate that the disclosure is a “summary,” “general” description, or non-exhaustive discussion of the Canadian federal income tax considerations.  We refer you to the discussion beginning on page 45 of Amendment No. 1.

Exhibit 5.1

8.	Please have counsel revise to indicate that it is opining on the corporate laws of Nevada - the jurisdiction governing the common shares to be issued in the redomestication.

Response:  We have revised the opinion to indicate that it is an opinion on the corporate laws of Nevada.

9.
We note that the opinion is limited to the date on which counsel rendered the opinion. Please have counsel revise the opinion to speak as of or through the date of effectiveness of the registration statement.

Response:  We have revised the opinion to speak as of or through the date of effectiveness of the registration statement.

10.	Please have counsel opine on the legality of the rights attached to the common stock.

Response:  We have revised the opinion so as to opine on the legality of the rights attached to the common stock.

Exhibit 5.2

11.	Exhibit 5.2 should be designated as Exhibit 8.1. See Item 601(b)(8) of Regulation S-K.

Response: The Company has re-designated Exhibit 5.2 as Exhibit 8.1.

12.
We note your statement in the third paragraph that “insofar as the statements in the Registration Statement under the caption Proposal 1 - The Domestication - United States Federal Income Tax Considerations” purport to constitute summaries of matters of U.S. federal income tax law, those statements fairly summarize the matters described therein in all material respects.” Please revise this statement to state clearly that the discussion in the United States Federal Income Tax Considerations section of the Prospectus is counsel’s opinion rather than an accurate summary of the material tax consequences.

Response:  We have revised the third paragraph to state clearly that the discussion in the United States Federal Income Tax Considerations section of the Prospectus is our opinion rather than an accurate summary of the material tax consequences.

United States Securities and Exchange Commission
May 28, 2010

Exhibit 5.3

13.	Please revise to state clearly that the discussion in the Canadian Federal Income Tax Considerations section is counsel’s opinion.

Response:  Counsel has revised the opinion to state clearly that the discussion in the Canadian Federal Income Tax Considerations section is counsel’s opinion.

The Company acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or questions regarding the foregoing, feel free to call me at (801) 257-7963.

Very truly yours,

/s/ Bryan Allen

Bryan T. Allen

cc: John Fallini (via .pdf)